1 0 0  Y E A R S   O F  H E A R T

2005 – 06 SASKATCHEWAN
3RD QUARTER FINANCIAL REPORT

GENERAL REVENUE FUND UPDATE

SASKATCHEWAN

The Hon. Andrew Thomson
Minister of Finanace

3RD QUARTER FINANCIAL REPORT
GENERAL REVENUE FUND

FINANCIAL OVERVIEW

To the end of the third quarter of 2005-06, the General Revenue Fund (GRF) balance before Fiscal Stabilization Fund (FSF) transfer is forecast to be up $137.4 million from the 2005-2006 Saskatchewan Mid-Year Report (Mid-Year). The transfer to the FSF is up $6.1 million, yielding a $266.4 million surplus, up $131.3 million from Mid-Year.

Total revenue is forecast to be $7,995.4 million, up $144.5 million from Mid-Year.

Operating expense is forecast to be $7,155.9 million, up $9.4 million from Mid-Year.

Debt servicing costs are forecast to be $555.7 million, down $2.3 million from Mid-Year.

The Fiscal Stabilization Fund balance is forecast to be $765.9 million at the end of 2005-06, reflecting the 2004-05 FSF balance of $748.5 million being increased by the 2005-06 third quarter forecast deposit of $17.4 million.

Debt is forecast to be $10.9 billion, a decrease of $163.2 million from Mid-Year.

Government debt is forecast to be $7.3 billion, a decrease of $130.9 million from Mid-Year.

Crown corporation debt is forecast to be $3.6 billion – a decrease of $32.3 million from Mid-Year.

2005-06 GRF Financial Outlook
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate*	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$7,007.5	$7,850.9	$7,995.4	$987.9	$144.5
Operating Expense	6,593.9	7,146.5	7,155.9	562.0	9.4

Operating Surplus	413.6	704.4	839.5	425.9	135.1
Debt Servicing	588.0	558.0	555.7	(32.3)	(2.3)

Pre-FSF Balance	(174.4)	146.4	283.8	458.2	137.4
FSF Transfer	174.5	(11.3)	(17.4)	(191.9)	(6.1)

Surplus	$0.1	$135.1	$266.4	$266.3	$131.3

* Budget Estimate figures incorporate changes resulting from the Further Estimates. Relative to the March 23 Budget Estimates, the Further Estimates made the following changes: Revenue +$0.732 million; Operating Expense +$30.187 million; FSF Transfer +$29.455 million.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

REVENUE UPDATE

To the end of the third quarter, provincial revenue is forecast to be $7,995.4 million, up $144.5 million from Mid-Year.

Revenue Reconciliation
(millions of dollars)

Mid-Year Projection	$7,850.9

3rd Quarter Changes
Corporation Income Tax	+69.6
Corporation Capital Tax	+66.3
Individual Income Tax	+48.6
Sales Tax	+30.0
Natural Gas	-44.4
Oil	-41.1
Other Net Changes	+15.5

Total Change	+144.5

3rd Quarter Forecast	$7,995.4

Own-source revenue is forecast to be $145.1 million above Mid-Year, primarily due to increases in tax revenue.

•	Corporate Income Tax is forecast to be $391.7 million, up $69.6 million from Mid-Year due to final assessment information for the 2004 taxation year and a revised federal forecast of the national corporate tax base.

•	Corporate Capital Tax is forecast to be $480.0 million, up $66.3 million from Mid-Year reflecting the overall increase in non-renewable resource prices experienced in 2005.

•	Individual Income Tax is forecast to be $1,440.2 million, up $48.6 million from Mid-Year due to final assessment information for the 2004 taxation year and revised growth projections for 2005 and 2006.

•	Sales Tax is forecast to be $1,059.0 million, up $30.0 million from Mid-Year as a result of strong economic growth, particularly in construction, primary industries and motor vehicle sales.

•	Natural Gas revenue is forecast to be $270.4 million, down $44.4 million from Mid-Year, primarily due to lower prices. The average fiscal-year price is currently forecast at $8.56/GJ, versus $9.51/GJ at Mid-Year.

•	Oil revenue is forecast to be $1,116.0 million – a decrease of $41.1 million from Mid-Year — primarily due to lower-than-anticipated prices in the final quarter of 2005. Oil is currently forecast to average US$59.10 per barrel in 2005-06, down from the Mid-Year estimate of US$60.09 per barrel. In addition, there are other factors that determine provincial oil revenue, including the light-heavy differential, exchange rate, oil quality, and oil production levels. See Appendix 1 for more detail.

•	Other net changes since Mid-Year total $15.5 million. These include higher revenue from interest, premium, discount and exchange ($14.1 million) and all other taxes ($10.2 million), partially offset by lower potash revenue ($10.8 million).

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

EXPENSE UPDATE

To the end of the third quarter, provincial expense is forecast to be $7,711.6 million, up $7.1 million from Mid-Year.

Expense Reconciliation
(millions of dollars)

Mid-Year Projection	$7,704.5

3rd Quarter Changes
Government Relations	+30.5
Learning	+10.9
Saskatchewan Research Council	+4.2
Highways and Transportation	+3.6
Health	+3.0
SaskEnergy	-34.5
Agriculture and Food	-5.2
Teachers’ Pensions and Benefits	-3.8
Other net changes	-1.6

Total Change	+7.1

3rd Quarter Forecast	$7,711.6

The $7.1 million increase in total expense from Mid-Year is due mainly to the following changes.

•	Government Relations is up $30.5 million from Mid-Year, primarily due to increased funding for municipalities. The increase is comprised of one-time funding of $32.0 million for the Community Share 2006 program and $10.0 million as a one-time top-up for municipal revenue sharing. The increases are partially offset by delays in the completion of infrastructure projects, which defer expenditures to the next fiscal year.

•	Learning is up $10.9 million from Mid-Year, primarily due to grants for K-12 capital.

•	Saskatchewan Research Council is up $4.2 million from Mid-Year, primarily due to equipment upgrades and enhancements.

•	Highways and Transportation is up $3.6 million from Mid-Year, primarily due to increased costs for winter maintenance.

•	Health is up $3.0 million from Mid-Year, primarily due to increased funding for medical equipment.

•	The grant to SaskEnergy for short-term assistance to shield Saskatchewan consumers from high energy costs under the Saskatchewan Energy Share plan decreased $34.5 million since Mid-Year, primarily due to lower natural gas prices and lower consumption caused by warmer winter weather.

•	Agriculture and Food is down $5.2 million from Mid-Year, primarily reflecting savings in crop insurance.

•	Teachers’ Pensions and Benefits is down $3.8 million from Mid-Year, primarily due to lower-than-anticipated contributions to the Saskatchewan Teachers’ Retirement Plan.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less,

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Debt of the GRF at March 31, 2006 is currently forecast to be $10.9 billion. This is $163.2 million lower than the projection in the Mid-Year Report and $520.0 million lower than the 2005-06 Budget estimate.

Government Debt Reconciliation
(millions of dollars)

Budget Estimate	$7,633.8

Changes to Mid-Year
Higher surplus	-135.0
Deposit to FSF	-185.8
Changes to capital spending	+76.5

Mid-Year Projection	$7,389.5

3rd Quarter Changes
Higher surplus	-131.3
Other	+0.4

3rd Quarter Forecast	$7,258.6

Government debt at March 31, 2006 is currently forecast to be $130.9 million lower than projected in the Mid-Year Report and $375.2 million lower than the Budget estimate.

Crown corporation debt is forecast to be $3.6 billion at March 31, 2006. This is a decrease of $32.3 million from the Mid-Year Report and $144.8 million lower than the Budget estimate.

Debt Summary
	Budget	Mid-Year	3rd Quarter	Change from
As at March 31	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Crown Corporation Debt	$3,738.7	$3,626.2	$3,593.9	$(144.8)	$(32.3)
Government Debt	7,633.8	7,389.5	7,258.6	(375.2)	(130.9)
Total Debt	$11,372.5	$11,015.7	$10,852.5	$(520.0)	$(163.2)

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

2005-06 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Corporation Capital	$373,700	$413,700	$480,000	$106,300	$66,300
Corporation Income	322,100	322,100	391,700	69,600	69,600
Fuel	365,400	365,400	370,400	5,000	5,000
Individual Income	1,361,900	1,391,600	1,440,200	78,300	48,600
Sales	1,019,000	1,029,000	1,059,000	40,000	30,000
Tobacco	169,000	169,000	169,000	--	--
Other	84,100	84,100	89,300	5,200	5,200

Taxes	$3,695,200	$3,774,900	$3,999,600	$304,400	$224,700

Natural Gas	$191,400	$314,800	$270,400	$79,000	$(44,400)
Oil	656,300	1,157,100	1,116,000	459,700	(41,100)
Potash	293,000	304,200	293,400	400	(10,800)
Other	51,400	54,200	54,800	3,400	600

Non-Renewable Resources	$1,192,100	$1,830,300	$1,734,600	$542,500	$(95,700)

Crown Investments Corporation of Saskatchewan	$175,000	$220,900	$220,900	$45,900	$--
Saskatchewan Liquor and Gaming Authority	330,700	336,700	337,200	6,500	500
Other Enterprises and Funds	40,300	41,200	40,700	400	(500)

Transfers from Crown Entities	$546,000	$598,800	$598,800	$52,800	$--

Fines, Forfeits and Penalties	$13,100	$10,800	$10,200	$(2,900)	$(600)
Interest, Premium, Discount and Exchange	45,900	65,600	79,700	33,800	14,100
Motor Vehicle Fees	125,700	126,200	126,200	500	--
Other Licences and Permits	46,100	44,800	42,300	(3,800)	(2,500)
Sales, Services and Service Fees	83,400	88,400	87,100	3,700	(1,300)
Transfers from Other Governments	16,600	17,000	17,000	400	--
Other	16,000	19,300	25,700	9,700	6,400

Other Revenue	$346,800	$372,100	$388,200	$41,400	$16,100

Own-Source Revenue	$5,780,100	$6,576,100	$6,721,200	$941,100	$145,100

Canada Health Transfer[1]	$660,400	$672,100	$673,800	$13,400	$1,700
Canada Social Transfer	299,700	306,000	307,100	7,400	1,100
Equalization Payments	82,000	88,500	88,500	6,500	--
Other	185,332	208,232	204,832	19,500	(3,400)

Transfers from the Government of Canada	$1,227,432	$1,274,832	$1,274,232	$46,800	$(600)

Revenue	$7,007,532	$7,850,932	$7,995,432	$987,900	$144,500

[1] As a result of federal legislation, the Health Reform Transfer is being included in the Canada Health Transfer. The $108.5 million that was budgeted for the Health Reform Transfer is now included in the forecast for the Canada Health Transfer.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

2005-06 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate[1]	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Executive Branch of Government
Agriculture and Food	$265,085	$424,185	$419,016	$153,931	$(5,169)
Community Resources and Employment	637,510	637,510	637,510	--	--
Corrections and Public Safety	123,196	140,381	141,666	18,470	1,285
Culture, Youth and Recreation	57,206	64,488	65,700	8,494	1,212
Environment	172,036	148,897	147,863	(24,173)	(1,034)
Executive Council	8,303	8,303	8,618	315	315
Finance	39,914	39,914	39,914	--	--
- Public Service Pensions and Benefits	213,874	211,623	209,408	(4,466)	(2,215)
First Nations and Métis Relations	42,502	48,213	49,546	7,044	1,333
Government Relations	161,488	179,966	210,416	48,928	30,450
Health	2,892,799	3,007,186	3,010,186	117,387	3,000
Highways and Transportation	260,353	263,944	267,535	7,182	3,591
Industry and Resources	62,385	64,585	64,280	1,895	(305)
Information Technology Office	4,587	4,587	4,907	320	320
Justice	211,932	216,043	217,475	5,543	1,432
Labour	14,770	14,770	14,770	--	--
Learning	1,195,997	1,316,419	1,327,270	131,273	10,851
- Teachers' Pensions and Benefits	160,129	160,129	156,285	(3,844)	(3,844)
Northern Affairs	5,487	5,487	5,487	--	--
Property Management	11,036	11,036	9,186	(1,850)	(1,850)
Public Service Commission	8,761	8,911	8,911	150	--
Rural Development	6,626	7,997	8,475	1,849	478
Saskatchewan Research Council	8,190	8,190	12,390	4,200	4,200
SaskEnergy Incorporated	--	123,940	89,403	89,403	(34,537)

Legislative Branch of Government
Chief Electoral Officer	791	791	791	--	--
Children's Advocate	1,206	1,206	1,234	28	28
Conflict of Interest Commissioner	122	122	110	(12)	(12)
Information and Privacy Commissioner	488	488	488	--	--
Legislative Assembly	19,539	19,539	19,398	(141)	(141)
Ombudsman	1,666	1,666	1,680	14	14
Provincial Auditor	5,940	5,940	5,940	--	--

Operating Expense	$6,593,918	$7,146,456	$7,155,858	$561,940	$9,402
Servicing Government Debt	588,000	558,000	555,700	(32,300)	(2,300)

Expense	$7,181,918	$7,704,456	$7,711,558	$529,640	$7,102

[1] As a result of the Further Estimates, the original Budget Estimates were increased by the following amounts: Agriculture and Food $0.732 million, Learning $24.5 million and Teachers' Pensions and Benefits $4.955 million

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

2005-06 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt
As at March 31, 2006
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Crown Corporation Debt
Information Services Corporation of Saskatchewan	$37,000	$40,000	$37,000	$--	$(3,000)
Investment Saskatchewan Incorporated	14,674	14,597	14,524	(150)	(73)
Municipal Financing Corporation of Saskatchewan	12,041	12,039	12,987	946	948
Saskatchewan Crop Insurance Corporation	188,579	154,000	153,000	(35,579)	(1,000)
Saskatchewan Housing Corporation	78,307	78,254	78,203	(104)	(51)
Saskatchewan Opportunities Corporation	1,700	5,700	2,800	1,100	(2,900)
Saskatchewan Power Corporation	2,211,585	2,280,980	2,277,380	65,795	(3,600)
Saskatchewan Telecommunications Holding Corporation	408,705	313,151	312,635	(96,070)	(516)
Saskatchewan Water Corporation	61,955	58,898	38,660	(23,295)	(20,238)
SaskEnergy Incorporated	723,175	668,079	666,216	(56,959)	(1,863)

Crown Corporation Debt	$3,737,721	$3,625,698	$3,593,405	$(144,316)	$(32,293)
Government Debt	7,577,255	7,330,603	7,206,698	(370,557)	(123,905)

Debt	$11,314,976	$10,956,301	$10,800,103	$(514,873)	$(156,198)
Guaranteed Debt	57,562	59,394	52,394	(5,168)	(7,000)

Debt plus Guaranteed Debt	$11,372,538	$11,015,695	$10,852,497	$(520,041)	$(163,198)

Crown Corporation Gross Debt	$4,004,015	$3,894,228	$3,862,434	$(141,581)	$(31,794)
Crown Corporation Sinking Funds	(266,294)	(268,530)	(269,029)	(2,735)	(499)

	$3,737,721	$3,625,698	$3,593,405	$(144,316)	$(32,293)
Crown Corporation Guaranteed Debt	1,021	522	522	(499)	--

Crown Corporation Debt plus Guaranteed Debt	$3,738,742	$3,626,220	$3,593,927	$(144,815)	$(32,293)

Government Gross Debt	$8,362,566	$8,118,029	$8,007,771	$(354,795)	$(110,258)
Government Sinking Funds	(785,311)	(787,426)	(801,073)	(15,762)	(13,647)

	$7,577,255	$7,330,603	$7,206,698	$(370,557)	$(123,905)
Government Guaranteed Debt	56,541	58,872	51,872	(4,669)	(7,000)

Government Debt plus Guaranteed Debt	$7,633,796	$7,389,475	$7,258,570	$(375,226)	$(130,905)

Debt plus Guaranteed Debt	$11,372,538	$11,015,695	$10,852,497	$(520,041)	$(163,198)

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

APPENDIX 1
2005 - 06 GRF OIL REVENUE

The Third Quarter Report includes an oil revenue estimate that is $459.7 million, or 70.0 per cent, higher than the estimate in the Budget. The most sensitive factor affecting the province’s crude oil revenue is the price received for the crude oil produced in Saskatchewan. This price is impacted by numerous factors that continuously change and are somewhat interrelated. The following is an explanation of the significant factors that impact the oil price.

WTI PRICE FACTOR

West Texas Intermediate (WTI) oil is a high quality light sweet (low density and sulphur content) crude. The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in United States dollars (US$) per barrel. The comparable price for the same crude in Saskatchewan would be substantially different due to exchange rates and pipeline tariffs.

Since at least 95 per cent of Saskatchewan’s crude oil is significantly lower in quality than WTI oil, the average price of Saskatchewan’s crude oil is lower than the WTI oil price. In the Third Quarter Report, the WTI price is estimated to be US$59.10 per barrel on average for the fiscal year; whereas, the average price of crude oil in Saskatchewan is estimated to be C$45.11 per barrel.

Compared to the Budget, the WTI price in the Third Quarter Report is estimated to be US$20.60 per barrel higher while the average price of crude oil in Saskatchewan is estimated to be only C$14.95 per barrel higher.

Assuming none of the other relevant factors change over a one-year period, an incremental US$1 per barrel change in the WTI oil price over the same period will result in about a C$32 million change to GRF oil revenue.

However, for example, an increase in the price of light sweet crude generally results in an increase in the price of heavy crude, but by a smaller proportion. Therefore, the estimated change to GRF oil revenue is generally less than C$32 million. Typically, if the WTI price increases by US$1 per barrel, the price of heavy crude oil increases about US$0.70 per barrel. With the change in heavy oil accounted for, an incremental US$1 per barrel change in the WTI price results in about C$25 million in incremental GRF oil revenue.

EXCHANGE RATE FACTOR

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan. The exchange rate assumed in the Third Quarter Report is 0.8389 $US/$C, which is 0.0091 $US/$C higher than the rate assumed in the Budget.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

Assuming none of the other relevant factors change over a one-year period, an incremental $0.01 change in the $US/$C exchange rate over the same period will result in a current estimated C$17 million change to the GRF oil revenue. The higher the exchange rate, the lower the price of oil produced in Saskatchewan.

CRUDE OIL QUALITY FACTOR

As noted earlier, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than the WTI light sweet crude oil. Lower quality crude oil is less attractive to refiners and therefore attracts lower prices.

Currently, approximately 55 per cent of Saskatchewan’s crude oil is heavy sour crude oil.

In order for this crude to be transported by pipeline, the crude needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Based on supply/demand conditions, the price differential between the blended heavy oil and light oil continuously changes. The Third Quarter Report assumes an average yearly differential of US$21.38 per barrel at Chicago compared to US$12.03 per barrel in the Budget.

Assuming no other relevant factors change over a one-year period, an incremental US$1 per barrel change in the price differential between WTI and blended heavy oil at Chicago over the same period will result in a current estimated C$25 million change to provincial GRF oil revenue. A higher price differential translates into lower heavy oil prices.

CONDENSATE PRICE FACTOR

In Saskatchewan, condensate is blended with heavy oil in order to lower the viscosity of the heavy oil for pipeline transporting purposes. As the overall production of heavy oil increases in western Canada, the demand for condensate also increases.

The Third Quarter Report assumes a higher price for the condensate than used in the Budget. Since the blended heavy oil price is determined by the refineries, the higher condensate price has the effect of devaluing the price of heavy crude oil.

Assuming none of the other relevant factors change over a one-year period, an incremental US$1 per barrel change in the condensate price over the same period will result in a current estimated C$4 million change to the GRF oil revenue. A higher condensate price translates into lower heavy oil prices.

OTHER FACTORS AFFECTING OIL REVENUE

In addition to the factors listed above which can dramatically fluctuate, the following other factors also impact oil revenue estimates in Saskatchewan.

•	Based on the level of drilling occurring throughout the province, the mixture of light, medium and heavy oil in the province changes as does the mixture

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

of Crown oil (oil produced from lands in which the province owns the mineral rights) and freehold oil (oil produced from lands in which individuals, companies or the Government of Canada own the mineral rights). The level of provincial take is dependent on the quality of the oil and the mineral ownership of the oil.

•	Based on the natural productivity decline of wells, the development of new enhanced oil recovery projects, and the maintenance schedule of wells, the overall production of oil from existing wells in the province changes.

•	The pipeline equalization formulas and tariffs that affect the cost of transporting oil change from time to time.

CONCLUSION

While the WTI benchmark price is a useful indicator of overall trends, it is not the price actually received by Saskatchewan producers and it cannot be translated into government revenue on a consistent, one-to-one basis.

Historically, the WTI benchmark price and Saskatchewan oil revenue have generally moved in the same direction, but not always by the same proportion.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

APPENDIX 2
SMOKING BAN FINANCIAL IMPACT

A province-wide smoking ban was introduced January 1, 2005. As a result, lower revenue to the General Revenue Fund (GRF) was expected from VLT activity under the Saskatchewan Liquor and Gaming Authority (SLGA) and from gaming activity under the Saskatchewan Gaming Corporation (SGC).

2005-06 ESTIMATED IMPACT

The 2005-06 Budget incorporated an estimate of about a $40 million reduction in GRF revenue (relative to the 2004-05 Budget) as a result of the smoking ban – a reduction of $31.8 million in VLT revenue combined with a reduction of $7.9 million in SGC revenue.

This estimate was broadly consistent with experiences in other jurisdictions and with several Saskatchewan municipalities that had implemented smoking bans prior to January 1, 2005.

2005-06 Preliminary Estimates of Smoking Ban Impact
	2004-05 Actual (Apr-Dec)	2005-06 Results* (Apr-Dec)	Change
	$ Millions			Per Cent
Casino Regina Gaming Revenue	60.6	55.2	(5.4)	(8.9)
SLGA VLT Revenue	201.1	175.9	(25.2)	(12.5)

Totals (Apr-Dec)	261.7	231.1	(30.6)	(11.7)

* Unaudited

PRELIMINARY SMOKING BAN IMPACT

Isolating the financial results of a single policy decision cannot be done with absolute precision. In addition to the smoking ban, there are other factors that affect gaming net income. These include normal variations in gaming activity, marketing promotions, special events and expense-related changes. Thus, the financial impacts of the smoking ban can only be calculated as rough estimates.

2005-06 Third Quarter Results

Results over the first three quarters of 2005-06 remain broadly consistent with the Budget forecast.

Over the first three quarters of 2005-06, Casino Regina gaming revenue decreased 8.9 per cent, or about $5.4 million, from the first three quarters of 2004-05 (prior to the smoking ban), consistent with current estimates.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update

Similarly, VLT revenue decreased about 12.5 per cent, or $25.2 million, compared to the first three quarters of 2004-05 (prior to the smoking ban), again, close to the estimated decrease of 15 per cent. This remains consistent with assumptions included in the 2005-06 Budget estimates.

2005-06 Preliminary Estimates of Smoking Ban Impact
	2004-05 Actual	2005-06 Results*	Change
	$ Millions			Per Cent
Casino Regina Gaming Revenue
First Quarter	20.4	18.4	(2.0)	(9.8)
Second Quarter	20.5	18.0	(2.5)	(12.2)
Third Quarter	19.7	18.8	(0.9)	(4.6)

Year-to-date Total	60.6	55.2	(5.4)	(8.9)

SLGA VLT Revenue
April	23.4	20.6	(2.8)	(12.0)
May	23.2	19.5	(3.7)	(15.9)
June	22.1	19.1	(3.0)	(13.6)
July	21.9	18.6	(3.3)	(15.1)
August	21.5	19.1	(2.4)	(11.2)
September	21.3	18.9	(2.4)	(11.3)
October	23.4	20.9	(2.5)	(10.7)
November	22.3	19.1	(3.2)	(14.3)
December	22.0	20.1	(1.9)	(8.6)

Year-to-date Total	201.1	175.9	(25.2)	(12.5)

* Unaudited

CONCLUSION

The current estimate of the $40 million impact of the smoking ban in 2005-06 continues to remain reasonable given the results through the third quarter of 2005-06.

2005-06 Saskatchewan 3rd Quarter Financial Report
General Revenue Fund Update